                         Filed by Corporate Property Associates 15 Incorporated
              Pursuant to Rule 425 under the Securities Act of 1933, as amended
                   Subject Company: Carey Institutional Properties Incorporated
                                   Subject Company Commission File No.: 0-20016

         [Corporate Property Associates 15 Incorporated letterhead]

                                    June 2004

Dear Financial Advisor,

        We are pleased to announce that the Board of Directors of CPA(R):15 recently approved plans to invest in a portion of a diversified net-leased portfolio currently owned by its affiliate, Carey Institutional Properties Incorporated (CIP(R)). This investment is possible because CIP(R) is a mature fund and recently announced plans to offer its investors liquidity on their investment. Some of its properties have the investment characteristics sought by CPA(R):15 and, under the terms of the investment, CPA(R):15 will acquire CIP(R)'s properties that have long-term leases averaging 12 years. All of CIP(R)'s properties are independently appraised each year, and the price to be paid is based on the appraisal done by an independent third party appraiser. CPA(R):15 will acquire the properties by way of a tax-free merger.

     This investment opportunity offers to CPA(R):15's investors the ability to use a portion of CPA(R):15's uninvested cash to purchase, in an efficient manner, a large portfolio of properties of a type and quality that generally are not available in the commercial real estate market at this time. CPA(R):15 will pay 1.09 shares of its common stock or $10.90 for each share of CIP(R) at the election of the CIP(R) shareholders. CPA(R):15 may issue up to 31.5 million shares of CPA(R):15 common stock or invest approximately $314.6 million to acquire the portion of CIP(R)'s portfolio, depending on the elections of the CIP(R) shareholders. As a result of this investment, CPA(R):15 will have a larger total real estate asset value, a stronger balance sheet, enhanced credit quality and improved financial flexibility for additional transactions and capital initiatives.

     THIS NOTICE DOES NOT CONSTITUTE AN OFFER OF ANY OF CPA(R):15'S SECURITIES. AFTER OUR REGULATORY FILINGS HAVE BEEN APPROVED, YOU AND YOUR CLIENTS WILL RECEIVE ADDITIONAL DETAILS ON THE INVESTMENT AND WE ENCOURAGE YOU AND YOUR CLIENTS TO CAREFULLY REVIEW THIS MATERIAL WHEN YOU RECEIVE IT.

     This proposed investment is subject to shareholder approval at a special shareholder meeting that will be scheduled once our regulatory filings have been approved. If you have any initial questions or would like a copy of our regulatory filings, please contact our Investor Relations Department at 1-800-WP CAREY, by e-mail at CPA15@wpcarey.com or visit us online at www.CPA15.com. Our filings are also available for free at the Securities and Exchange Commission's website at http://www.sec.gov/edgar/searchedgar/companysearch.html.

     We thank you again for your continued confidence and support and wish you and your family the very best for a safe and enjoyable summer.

     Most sincerely,

                               With best regards,

     /s/ Wm. Polk Carey         /s/ Gordon F. DuGan         /s/ Anne R. Coolidge
     Wm. Polk Carey             Gordon F. DuGan             Anne R. Coolidge
     Chairman                   Vice Chairman               President


                                      -2-